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                             December 5, 2023

       Gerald Ellenburg
       Chief Executive Officer
       ERC Communities 1, Inc.
       650 East Bloomingdale Avenue
       Brandon, FL 33511

                                                        Re: ERC Communities 1,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 8,
2023
                                                            File No. 024-12355

       Dear Gerald Ellenburg:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A filed November 8, 2023

       General

   1. Please revise to reconcile your disclosure regarding the management fee, which states that the monthly management
fee is 3.0% of assets under development, with the management services agreement,
which states that the monthly management fee is the greater of
                                                        $80,000 or 3.0% of
gross revenue.
   2. To the extent you are no longer offering shares of your Class A Preferred Stock, please revise the disclosure
on your website located at https://erccommunities.com to clearly distinguish between the
offering of your Class A Preferred Stock and this offering. As non-exclusive examples
only, we note disclosure on your website regarding a 10% annual dividend, paid
quarterly, and a share price of $12.50. We also note the "INVEST NOW"
                                                        link, leading to a page
that appears to be maintained by DealMaker, which page includes
                                                        (i) disclosure
suggesting the company's offering has closed and (ii) a "Follow ERC
                                                        COMMUNITIES 1, INC."
button leading to testing the waters materials that appear to be related to the offering
of your Class A Preferred Stock.
 Gerald Ellenburg
FirstName  LastNameGerald
ERC Communities   1, Inc. Ellenburg
Comapany5,
December   NameERC
             2023     Communities 1, Inc.
December
Page 2    5, 2023 Page 2
FirstName LastName
Cover Page

3. Please revise to disclose that the offering price has been arbitrarily determined by the company.
4. Please revise to disclose, if true, that the company does not currently intend to list its
         Class A Common Stock for trading on a national securities exchange or to apply for trading or quotation of its Class A Common Stock on an over-the-counter market, and investors should therefore be prepared to hold their shares indefinitely.
5. We note your disclosure that the company may undertake one or more closings on a rolling basis. As applicable, please revise to clarify when an initial closing will take place and when any subsequent closing following such initial closing will take place. Please also revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

         Additionally, please revise your Plan of Distribution section consistent with the revisions to the cover page.
6. Please revise to indicate the number of votes each Class A Preferred Stock is entitled to.
Plan of Distribution, page 18

7. Please revise to specify the location of the blogs and other social media you will use to provide notification of the Offering.
8. Please revise your disclosure to clarify that the offering may not extend beyond 3 years from the initial qualification date. Also revise your cover page as appropriate. See Rule
         251(d)(3)(i)(F).
Process of Subscribing, page 20

9.       We note your reference to    selling stockholders    in this section.
Please advise or revise as
         appropriate.
The Company   s Business
Overview, page 23, page 23

10. Please revise your statistics table reflecting the three properties to include the interest rates on the noted financings.
Conflicts of Interest, page 30

11. Please revise to disclose to what extent, if any, the involvement of each of Mr. Ellenburg and Mr. Koenig with ERC Homes, LLC presents a conflict of interest with your business and operations.
 Gerald Ellenburg
FirstName  LastNameGerald
ERC Communities   1, Inc. Ellenburg
Comapany5,
December   NameERC
             2023     Communities 1, Inc.
December
Page 3    5, 2023 Page 3
FirstName LastName
Receipt of Fees and Other Compensation by ERC Parent and its Affiliates, page
30

12. Revise to address all the fees to ERC Parent and its affiliates that will be paid by the company. Also address all the fees to ERC Parent and its affiliates in the Summary section beginning on page 3.
Liquidity and Capital Resources, page 32

13. We note that the $1,200,000 note payable matured March 6, 2023 but is still reflected in the company's consolidated balance sheet as of June 30, 2023. Please revise to disclose whether ERC Zephyrhills, LLC exercised the two, six-month extensions, including any extension fees paid; or whether the maturity date of the note was otherwise modified, including any consideration given for such modification.
14. Please revise to disclose the interest rate and maturity date of the $367,000 note payable.
Directors, Executive Officers and Significant Employees, page 33

15. Please clarify whether David Morris III is an executive of the company. We note your risk
         factor    ERC 1 depends on a small management team       , on page 11,
names David
         Morris III as an executive of the company.
Security Ownership of Management and Certain Securityholders, page 35

16. Please revise to also address the group of all executive officers and directors as a group.
Interest of Management and Others in Certain Transactions, page 36

17. We note you indicate that ERC Parent and various of its shareholders have advanced working capital to the company. Please revise to indicate the amounts advanced from
         ERC Parent and each of its shareholders, who advanced working capital, during 2022 and during 2023. Also clarify what these parties received when the advances were converted into Additional Paid-in Capital in 2022 and 2023. Provide all the disclosure required by
         Item 13(a) of Part II of Form 1-A for each transaction.
18. Please revise to address the amounts earned and/or paid to ERC Parent in 2021 and 2022 along with the current year pursuant to the management services agreement. See Item
         13(a) of Part II of Form 1-A.
19.      We note your statement that    some of the parties involved with the
operation and
         management of the company     have other relationships that may create
disincentives to
         act in the best interest of the company and its investors.    Please
clarify if they have other
         relationships beyond the involvement with GolfSuites and GolfSuites s subsidiaries.
Forum Selection Provisions, page 39

20. Please revise to reconcile your disclosure regarding Section 6 of the subscription agreement, which states that the Court of Chancery in the State of Delaware is the
 Gerald Ellenburg
ERC Communities 1, Inc.
December 5, 2023
Page 4
       exclusive forum, with the subscription agreement itself, which states that any state or federal court located within the State of Delaware is the exclusive forum.
Independent Auditor's Report, page F-2

21. It appears that the license of your auditor may have expired on August 31, 2023. Please confirm the status of the license and explain to us how the qualifications of your independent accountant comply with Rule 2-01(a) of Regulation S-X, which requires that a certified public accountant be registered and in good standing under the laws of the place of their principal office. Refer to Part F/S(c)(iii) of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNameGerald Ellenburg
                                                             Division of
Corporation Finance
Comapany NameERC Communities 1, Inc.
                                                             Office of Real
Estate & Construction
December 5, 2023 Page 4
cc:       Jamie Ostrow
FirstName LastName